UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

9 March 2016

Pearson plc - (the "Company")

Notification of PDMRs' Interests

Long-Term Incentive Plan

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. The LTIP was renewed and approved by shareholders in 2011 and its operation is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014.

On 8 March 2016, the Company made a grant to Bob Whelan, a PDMR, of 45,000 performance-related restricted shares. This award will vest in 2018 subject to Pearson's earnings per share in 2017, and was made to satisfy a legacy obligation at a time when Mr Whelan was not considered a PDMR i.e. prior to his appointment to the Pearson Executive.  This award is in line with annual awards made to other senior management employees who were not members of the Pearson Executive in 2015.

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  09 MARCH 2016

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary